787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 24, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendments to each fund (each, a “Fund” and collectively, the “Funds”) listed on Appendix A

Ladies and Gentlemen:

     On behalf of each Fund listed on Appendix A to this letter, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendments (the “Amendments”), as numbered on Appendix A, to each Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

     The Amendments are being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that they become effective immediately upon filing.

     The Amendments are being filed for the purpose of updating the financial statements and other information and to make other non-material changes. We have reviewed the Amendments and represent that they do not contain disclosures which would render them ineligible to become effective pursuant to Rule 485(b).

     The Amendments also contain the Funds’ responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 9, 2009 regarding each Fund’s Post-Effective Amendment to its Registration Statement filed with the Commission on September 21, 2009. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment, and new disclosure to the Registration Statement(s) is set out in italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Registration Statement(s). The Staff’s comments have been categorized as “Comments to the Summary Prospectus,” and “Fund-Specific Comments,” and the comments have been grouped accordingly under each category.

NEW YORK     WASHINGTON, DC     PARIS      LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

November 24, 2009

Comments to the Summary Prospectus

Comment 1:

Please incorporate all of the Staff’s comments to the Summary Prospectus which were provided in the recently-filed BlackRock filings (Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., et al, File Nos. 033-53399 and 811-07171, etc.) (the “Global SmallCap Filing”).

Response 1:

The comments provided by the Staff in the aforementioned Global SmallCap Filing, et al, have been incorporated into each Fund’s Registration Statement, to the extent applicable. The Funds refer the Staff to the correspondence filed with the Global SmallCap Filing, which outlines the Funds’ responses to the Staff’s prior comments.

Comment 2:	Table of Contents: Add “and principal strategies” in the “Key Facts” summary.

Response 2:	The Funds have added the requested disclosure.

Comment 3:	Performance Information: To the extent that the Performance Table footnotes the date of the Fund’s inception, move such information as a parenthetical to the Performance Table.

Response 3:	The information will be included as a parenthetical to the Performance Table to the extent applicable.

Comment 4:	Performance Information: Consider shortening the description of indices, and consider moving the description of the indices to the narrative preceding the Bar Chart.

Response 4:	The description of the indices has been shortened to the extent applicable such that their placement as footnotes to the Performance Table is not overly lengthy.

Comment 5:	Fee Table: Consider combining all footnotes discussing contingent deferred sales charges.

Response 5:	The Funds respectfully decline to make the suggested changes. The Funds believe that separate footnotes describing each Share’s contingent deferred sales charge is easier for investors to understand.

Comment 6:	Fee Table: Consider deleting the cross-reference describing where additional information about the contingent deferred sales charges may be found.

Response 6:	The Funds respectfully decline to make the suggested changes. The Funds believe that the use of the cross-reference is helpful to investors.

November 24, 2009

Comment 7:	For those Funds which are included with other Funds in a Registration Statement, consider starting each Fund’s summary prospectus section on a new page.

Response 7:	The requested changes have been made.

Comment 8:	Performance Table: Move any footnotes describing the restatement of class expenses based on a different share class to the narrative.

Response 8:	The requested changes have been made.

Fund-Specific Comments: Income Portfolio & Income Builder Portfolio

Comment 9:	Fee Table: Delete footnote #3.

Response 9:	The requested changes have been made.

Comment 10:	Fee Table: Simply footnote #4 disclosure and consider merging it with footnote #5, as each relate to Acquired Fund Fees and Expenses.

Response 10:	Footnote 4 has been shortened, however, the Funds respectfully submit that investors would better understand the footnotes if they remained separate.

Comment 11:	Fee Table: Delete the second full sentence of footnote #6.

Response 11:	The requested changes have been made.

Comment 12:	Principal Investment Strategies: What is the basis for the Funds’ investment in derivatives and other transactions, given the Funds’ reliance on Rule 12d1-2(a)(ii) under the 1940 Act? Are those investments considered “securities” under the 1940 Act?

Response 12:

Pursuant to an exemptive order, Mercury QA Strategy Series, Inc., et al. (File No. 812-11770) providing relief, among other things, from the conditions of Section 12(d)(1)(J) of the Act from Section 12(d)(1)(G)(i)(II) of the 1940 Act, the Funds may invest in all financial instruments permissible under the 1940 Act notwithstanding the stricter requirements of Rule 12d1-2.

Comment 13:

Principal Risks: Each of the Funds include Distressed Securities and Emerging Markets as principal risks. However, the principal investment strategies do not include Distressed Securities or Emerging Market Instruments. Clarify whether each is a principal strategy and should therefore include a corresponding principal risk.

November 24, 2009

Response 13:

The Funds have clarified the disclosure such that distressed securities and emerging markets are principal risks. The disclosure reads as follows:

The Fund and underlying funds may invest significantly in non-investment grade bonds (high yield, junk bonds or distressed securities), non-dollar denominated bonds and bonds of emerging market issuers.

Fund-Specific Comments: Equity Dividend

Comment 14:	Principal Investment Strategies: Clarify the second paragraph, as the disclosure appears repetitive.

Response 14:

The requested disclosure has been clarified and now reads as follows:

BlackRock chooses investments for the Fund that it believes will both increase in value over the long term and provide current income, focusing on investments that will do both instead of those that will favor current income over capital appreciation.

Comment 15:	Principal Risks: The Fund lists Mid Cap Company Securities and Small Cap Company Securities as primary risks. Confirm whether this disclosure is accurate.

Response 15:	Mid Cap Company Securities and Small Cap Company Securities have been moved to “Other Risks” in the later part of the Statutory Prospectus.

Comment 16:	Statutory Prospectus, Details About the Fund, Other Strategies: The Fund lists investing in Large Cap issuers as an “other” strategy. Confirm whether this disclosure is accurate.

Response 16:	The Fund’s principal investment strategies have been revised to state that the Fund will generally focus on large cap securities.

Fund-Specific Comments: Natural Resources

Comment 17:	Investment Objective: Delete disclosure describing investment strategies from the investment objective.

Response 17:	The requested change has not been made. The investment objective of the Fund is classified as a fundamental policy and cannot be changed without shareholder approval.

Comment 18:

Principal Investment Strategies: Natural resource assets are defined to include agricultural products. What is the basis for including agricultural products? Clarify the disclosure, as an investor normally would not think of agricultural products as a “natural resource.”

November 24, 2009

Response 18:	The requested disclosure has been clarified such that agricultural products refer to fertilizer and chemicals.

Comment 19:

The Fund’s 80% policy permits the Fund to invest 80% of its assets in companies with substantial natural resource assets or in securities the value of which is related to the market value of some natural resource asset. What is meant by “related to the market value of some natural resource asset”? Does this refer to structured notes tied to commodity indices?

The Fund describes “substantial natural resource assets,” in part, “when, in the opinion of Fund management, the company’s market value or profitability is significantly affected by changes in the value of a natural resource.” Consider whether this disclosure would permit the Fund to invest in companies that its name otherwise would not suggest.

Response 19:

The Fund has deleted the disclosure defining “substantial natural resource assets” as based on the opinion of Fund management. The Fund describes what it considers to be substantial natural resource assets as “when at least 50% of the non-current assets, capitalization, gross revenues or operating profits of the company in the most recent or current fiscal year are involved in or result from (directly or indirectly through subsidiaries), exploring, mining, extracting, refining, processing, transporting, fabricating, dealing in or owning natural resource assets.” The Fund believes that the context of its entire disclosure makes clear what “related to the market value of some natural resource asset” means, notwithstanding the deleted disclosure relating to the opinion of Fund management. The Fund notes that new instruments and financial products are constantly being created and the Fund would want the flexibility to invest accordingly. The Fund notes that examples of natural resource assets include “precious metals (e.g., gold, silver and platinum), ferrous and nonferrous metals (e.g., iron, aluminum and copper), strategic metals (e.g., uranium and titanium), water, hydrocarbons (e.g., coal, oil and natural gas), timber land, underdeveloped real property and agricultural products (e.g., fertilizers and chemicals).” The Fund also notes that it discloses in its statement of additional information that the Fund presently does not intend to invest directly in natural resource assets or contracts related to such direct investments.

Fund-Specific Comments: Utilities & Telecommunications

Comment 20:	Primary Investment Strategies: Clarify the Fund’s 80% policy such that telecommunications are not included within the definition of a utility.

Response 20: Comment 21:	The requested changes have been made. Primary Investment Strategies: Delete the third sentence, as it is redundant with the 80% policy.

November 24, 2009

Response 21:	The requested changes have been made.

Comment 22:	Delete the description of fixed-income securities, as most investors would understand what they are.

Response 22:	The requested changes have been made.

Comment 23:	Does the Fund have a strategy on market capitalization? Clarify.

Response 23:	Disclosure has been added saying that the Fund can invest in securities of all capitalization ranges, but focuses on mid cap securities. Risk disclosure relating to mid cap securities has also been added.

Comment 24:	Does the Fund have a strategy on the maturity of its debt? Clarify.

Response 24:	Disclosure has been added saying that the Fund may invest in debt of any maturity.

Comment 25:	Add separate Telecommunications Industry Risk, consistent with the prior comment to break out telecommunications from the 80% policy.

Response 25:	Telecommunications Industry Risk has been added.

* * * * * * * * * *

     Each Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund's documents.

     Please do not hesitate to contact me at (212) 728-8555 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Edward Gizzi

Edward Gizzi

cc:	Denis Molleur Aaron Wasserman Maria Gattuso

November 24, 2009

Appendix A

BlackRock Equity Dividend Fund
File Nos. 33-14517 and 811-5178
Re: Post Effective Amendment No. 29

BlackRock Natural Resources Trust
File Nos. 2-97095 and 811-4282
Re: Post-Effective Amendment No. 27

BlackRock Utilities & Telecommunications Fund, Inc.
File Nos. 033-37103 and 811-6180
Re: Post-Effective Amendment No. 26

BlackRock Funds II
File Nos. 333-142592 and 811-22061
Re: Post-Effective Amendment No. 15